ANDERSON MŌRI

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

FILE NO. 82-5032

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@andersonmori.com

04030201

Our Ref: 5871-A-001

May 14, 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

SUPPL

RECEIVED
2004 MAY 18 A 10: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Brief description of the press release dated April 27, 2004 regarding the consolidated financial results; and

2. Brief description of the press release dated April 27, 2004 regarding the non-consolidated financial results.

Dlw 5/19

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: ____________________
Hirohito Akagami

HA/SD
Encls.

1. Brief description of the press release dated April 27, 2004 regarding the consolidated financial results

Press release dated April 27, 2004 regarding the consolidated financial results for the year ended March 31, 2004, including the management's analysis thereof and the estimate for the results of the year ending March 31, 2005

2. Brief description of the press release dated April 27, 2004 regarding the non-consolidated financial results

Press release dated April 27, 2004 regarding the non-consolidated financial results for the year ended March 31, 2004 including the estimate for the results of the year ending March 31, 2005